____________________________________________________________________________________________________________

ROCAP MARKETING INC.

____________________________________________________________________________________________________________

M E M O R A N D U M

TO:

John Reynolds

Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

FROM:

Peter Henricsson, Chief Executive Officer and Director

Rocap Marketing, Inc.

DATE:

February 27, 2013

RE:

Re: Rocap Marketing Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed February 11, 2013

File No. 333-178738

____________________________________________________________________________________________________________

We submit the following in response to your comments by letter of February 13, 2013.  In each case, to facilitate review we have quoted your comment and indicated our response following the reference to the page where the response appears or provided the requested supplemental information.

Executive Compensation, page 32

Summary Compensation Table, page 32

1.

We note your response to comment 1 of our letter dated January 25, 2013. Please explain supplementally the changes in the stock award compensation for 2011.

COMPANY RESPONSE:  The changes in stock award compensation are outlined in our response to the Commission’s comment number three below.

Consolidated Financial Statements, page 37

Financial Statement Updating

2.

Please update your financial statements pursuant to Rule 8-08 of Regulation S-X. Should the Company conclude that updated audited annual financial statements are not required in your next amended registration statement, please explain how criteria (2) of Rule 8-08(b) has been met in your next response.

COMPANY RESPONSE:   The Company is in the process of finalizing the audit of its December 31, 2012 financial statements.  However, the September 30, 2012 financial statements remain current with respect to the Form S-1, as the 90th day following the Company’s fiscal year-end has not yet expired and the Company’s audited year-end financials are not yet due.  The Company anticipates filing its audited December 31, 2012 financial statements in a timely manner.

Pursuant to Rule 8-08 of Regulation S-X if the effective date or anticipated mailing date falls after 45 days but within 90 days of the end of the smaller reporting company's fiscal year, the smaller reporting company is not required to provide the audited financial statements for such year-end provided that the following conditions are met: (i) If the smaller reporting company is a reporting company, all reports due must have been filed; (ii) For the most recent fiscal year for which audited financial statements are not yet available, the smaller reporting company reasonably and in good faith expects to report income from continuing operations attributable to the registrant before taxes; and (iii) For at least one of the two fiscal years immediately preceding the most recent fiscal year the smaller reporting company reported income from continuing operations attributable to the registrant before taxes.

The Company is not a reporting Company therefore the first condition is moot.  The Company, for the most recent fiscal year for which audited financial statements are not yet available, reasonably and in good faith expects to report income from continuing operations attributable to the registrant before taxes and the Company has reported income from continuing operations attributable to the registrant before taxes in the immediately preceding fiscal year.  Therefore an update to our financials is not required at this time.

Notes to the Consolidated Financial Statements, page 43

Note 10 – Management Agreements, page 56

3.

We note your response to comment 6 of our letter dated January 25, 2013; and the corresponding restatements to your financial statements as related to the shares issued under the two management agreements. Please advise us of the following:

a)

Further explain to us why you have revalued the shares at $0.002 per share or $3,840 in your Form S-1/A5, and tell us the date upon which you have now valued these shares.

COMPANY RESPONSE:  We valued the shares in accordance with the recognition and measurement principles of the fair value recognition provisions of section 718-10-30 of the FASB Accounting Standards Codification. Pursuant to paragraph 718-10-30-6 of the FASB Accounting Standards Codification, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued. If the Company is a newly formed corporation or shares of the Company are thinly traded the use of share prices established in the Company’s most recent private placement memorandum (“PPM”), or weekly or monthly price observations would generally be more appropriate. We determined that our original method of valuing the shares on the date the certificates were printed was not in accordance with GAAP. At the date of grant, September 1, 2010, the Company had sold common stock for cash to independent third parties at $0.002 per share. Previously we had used the price per share on the first issuance date, March 2011.

b)

Provide us with the corresponding management agreements that states all 1,920,000 shares were issued in fiscal 2010, as now presented in your restated statement of equity (deficit) on page 41 of your Form S-1/A5.

COMPANY RESPONSE:  The management agreements can be found as Exhibits 10.2 through 10.5 to Amendment No. 1 to Form S-1 filed on February 27, 2012. As you can see in the restated statement of equity the 1,920,000 shares are included in the common stock column and the additional paid in capital column for a total value of $3,840. If you look down one line in this same statement we show common stock issued for future employee services at $0.002 per share and eliminate the full $3,840 as a negative to additional paid in capital. Thus we are letting the reader know that the 1,920,000 shares were issued for services to be provided after the issuance date.

Further down in the equity statement we show amortization of deferred employee services, which is the amount of the stock grant earned for the period.

c)

Tell us why you continue to disclose under Item 15 (page 89) that these shares were not issued until January 14, 2012 (480,000 shares) and April 25, 2012 (1,440,000 shares). Also tell us why you continue to disclose on page 89 that these 1,920,000 shares were issued in exchange for management services valued at $288,000.

COMPANY RESPONSE:  The share certificates were not issued by the transfer agent until January 14, 2012 and April 25, 2012 but the Board of Directors issued the shares through a board resolution in 2011. We are following the provisions of section 718-10-30 of the FASB Accounting Standards Codification and using the grant date for common stock granted to employees.

The value of the 1,920,000 shares issued on page 89 has been changed to $3,840.

d)

Cite the generally accepted accounting guidance that you followed to account for the shares issued under the management agreements, including the guidance that you followed to determine both the measurement date of the share issuances (ASC 505-50-30-11) and the value of the equity awards (i.e. the fair value of the services received or the fair value of the equity instruments) (ASC 505-50-30-6) for stock-based transactions with non-employees.

COMPANY RESPONSE:    We are following the provisions of section 718-10-30 of the FASB Accounting Standards Codification and not the accounting guidance you have cited above. Your citation pertains to stock-based transactions with non-employees; we are using the guidance associated with stock-based compensation for obtaining employee services, since Peter Henricsson is the President of the Company and Gordon McDougal is the Company’s Vice President of Finance.

Summary of Significant Accounting Policies, page 43

4.

We note in your response to comment 5 of our letter dated January 25, 2013 that the Company allocates 20% of the net income (loss) of Lexi-Luu Designs to the non-controlling interest. We further note that the net loss attributable to the non-controlling interest as a percentage of net loss before non-controlling interest was approximately 8.7%, 3.2% and 6.6% for the fiscal year ended December 31, 2011, nine months ended September 30, 2012 and nine months ended September 30, 2011, respectively. It remains unclear to us how you determine the amounts allocated to net income (loss) attributable to non-controlling interest. Please clearly explain to us your method for allocating net income (loss) between the controlling and non-controlling interest holders for each period presented, and tell us the reason(s) for the different percentages of net loss attributable to the non-controlling interest for each period presented. To the extent that the separate operations of Rocap Marketing, Inc. have affected the allocation of net loss to the non-controlling interest, please quantify such effects in your response. Also further revise your disclosure in Note 14 to clearly explain your method for allocating net income (loss) between the controlling and non-controlling interest holders.

COMPANY RESPONSE:   As previously explained, the Company allocates 20 percent of the net income (loss) of Lexi-Luu Designs to the non-controlling interest.  The Company does not attempt to allocate 20 percent of the consolidated net loss of the Rocap/Lexi-Luu consolidated entity.  For the year ended December 31, 2011, Lexi-Luu recognized a net loss of $123,426.  Twenty percent of this figure is equal to $24,685, which is the figure shown in the financial statements.  For the nine months ended September 30, 2012 and 2011, the Lexi-Luu subsidiary recognized losses of $18,145 and $69,635, respectively.  Twenty percent of these figures results in net losses attributable to noncontrolling interest figures of $3,629 and $13,927, respectively.  In other words, the calculation is based solely upon the operating results of the Lexi-Luu subsidiary.  The percentages listed by the Commission in its comment (8.7%, 3.2%, 6.6%) appear to be derived from the consolidated net loss as reported by the Company in its consolidated financial statements for the periods listed.  Note 14 has been revised to more clearly disclose the Company’s method of computing this figure.

In connection with the Company’s responding to the comments set forth in the February 13, 2013 comment letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

ROCAP MARKETING INC.

/S/ Peter Henricsson

By:    Peter Henricsson, President